UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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Luxfer Group Announces New Non-executive Board Appointment

SALFORD, England—(BUSINESS WIRE)—Luxfer Holdings PLC (NYSE:LXFR) (“Luxfer Group”) today announced the appointment of Dr. Brian Kushner as an additional non-executive director on its board of directors.

Dr. Kushner, who holds a doctorate in applied and engineering physics from Cornell University, was co-founder of CXO LLC, a management consulting firm headquartered in Austin, Texas. In 2008, CXO was acquired by FTI Consulting, a global business advisory firm. Dr. Kushner is now senior managing director, corporate finance, for FTI and a co-leader in activities related to technology practices and aerospace, defence and government contracting practices.

Dr. Kushner began his career in 1982 at BDM International, a defense firm, as part of the management team that completed a leveraged buyout of BDM in 1990 by the Carlyle Group. Over the past two decades, he has served as chief executive, chief restructuring officer or director of more than 20 public and private technology, manufacturing, telecom and defense companies.

Dr. Kushner currently serves as a director and chair of the audit committee of Everyware Global, the parent company of the Oneida and Anchor Hocking brands. He is also a member of the executive committee of the Advisory Council of the College of Natural Sciences at the University of Texas at Austin; chairman of the Physics Advisory Council at the University of Texas at Austin; and a member of the Engineering College Council at Cornell University in Ithaca, NY.

As part of the Board’s succession planning, two further non-executive director appointments are planned in the near future.

About Luxfer Group

Luxfer Group (www.luxfer.com) is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: May 24, 2016

By: /s/ David N. Fletcher

  David N. Fletcher

Authorized Signatory for and on behalf of
Luxfer Holdings PLC